UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

TORO 18 HOLDINGS LLC

C/O ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

TORO 18 HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,156,771
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,156,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,156,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 900450206

1	NAME OF REPORTING PERSON

IMMERSION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,156,771
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,156,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,156,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 900450206

1	NAME OF REPORTING PERSON

WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,156,771
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,156,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,156,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 900450206

1	NAME OF REPORTING PERSON

ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,156,771
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,156,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,156,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 900450206

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Turtle Beach Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 44 South Broadway, 4th Floor, White Plains, NY 10601.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Toro 18 Holdings LLC, a Delaware limited liability company (“Toro 18”), with respect to the Shares directly and beneficially owned by it;
(ii)	Immersion Corporation, a Delaware corporation (“Immersion”), as the sole member of Toro 18;
(iii)	William C. Martin (“Mr. Martin”), as the Chief Strategy Officer of Toro 18; and
(iv)	Eric Singer (“Mr. Singer”), as the President and Chief Executive Officer of Toro 18.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Immersion. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The business address of each of Toro 18, Immersion, and Mr. Singer is 2999 N.E. 191st Street, Suite 610, Aventura, FL 33180. The business address of Mr. Martin is c/o Raging Capital Management, LLC, Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

(c)       The principal business of Toro 18 is investing in securities. The principal business of Immersion is serving as a premier licensing company focused on the invention, acceleration, and scaling, through licensing, of innovative haptic technologies. Mr. Martin’s principal occupation is serving as Chief Strategy Officer of Toro 18 and Chief Strategy Officer and as a member of the Board of Directors of Immersion. Mr. Martin also manages his personal family office, Raging Capital Ventures. The principal occupation of Mr. Singer is serving as President, Chief Executive Officer, and Chairman of the Board of Directors of Immersion and President and Chief Executive Officer of Toro 18.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 900450206

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Martin and Singer are citizens of the United States of America. Toro 18 and Immersion are incorporated under the laws of the State of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Toro 18 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price of the 1,156,771 Shares directly beneficially owned by Toro 18 is approximately $8,303,649, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to engage in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 900450206

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,569,173 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2022, as reported in Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2023.

A.	Toro 18
(a)	As of the close of business on March 22, 2023, Toro 18 directly beneficially owned 1,156,771 Shares.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,156,771
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,156,771

(c)	The transactions in the Shares by Toro 18 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Immersion
(a)	Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 1,156,771 Shares owned by Toro 18.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,156,771
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,156,771

(c)	Immersion has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Toro 18 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Mr. Martin
(a)	As the Chief Strategy Officer of Toro, Mr. Martin may be deemed to beneficially own the 1,156,771 Shares owned by Toro 18.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,156,771
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,156,771

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CUSIP No. 900450206

(c)	Mr. Martin has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Toro 18 during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
D.	Mr. Singer
(a)	As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 1,156,771 Shares owned by Toro 18.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,156,771
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,156,771

(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Toro 18 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Toro 18 has sold short exchange-listed American-style put options referencing an aggregate of 100,000 Shares, which have an exercise price of $7.00 and expire on October 20, 2023, as further detailed on Schedule B hereto, which is incorporated by reference herein.

Toro 18 has sold short exchange-listed American-style put options referencing an aggregate of 500,000 Shares, which have an exercise price of $8.00 and expire on April 21, 2023, as further detailed on Schedule B hereto, which is incorporated by reference herein.

On March 23, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, including the information disclosed in Item 4 which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. 900450206

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Toro 18 Holdings LLC, Immersion Corporation, William Martin and Eric Singer, dated March 23, 2023.

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CUSIP No. 900450206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2023

TORO 18 HOLDINGS LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President and CEO

IMMERSION CORPORATION

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President, CEO and Chairman

/s/ William C. Martin
WILLIAM C. MARTIN

/s/ Eric Singer
ERIC SINGER

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CUSIP No. 900450206

SCHEDULE A

Directors and Officers of Immersion Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Eric Singer President, Chief Executive Officer and Chairman of the Board of Directors[1]
William C. Martin Chief Strategy Officer and Director[1]
Francis Jose General Counsel	General Counsel of Immersion Corporation	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	United States of America
Aaron Akerman Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of Immersion Corporation	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	Canada
Sumit Agarwal Director	CEO & Co-Founder of Gather	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	United States of America
Elias Nader Director	Chief Financial Officer and Senior Vice President of Finance of QuickLogic Corporation	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	United States of America
Frederick Wasch Director	Managing Partner, Chief Financial Officer, Chief Operating Officer, and Chief Compliance Officer of Raging Capital Management, LLC	Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553	United States of America

1 Mr. Singer and Mr. Martin are Reporting Persons and, as such, the information with respect to each of them called for by the Schedule 13D is set forth therein.

CUSIP No. 900450206

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TORO 18 HOLDINGS LLC

Sale of Common Stock	(30,755)	9.7407	02/02/2023
Purchase of Common Stock	11,542	7.7307	02/24/2023
Purchase of Common Stock	20,200	7.7998	03/01/2023
Purchase of Common Stock	5,035	7.7602	03/02/2023
Purchase of Common Stock	55,512	7.6367	03/06/2023
Purchase of Common Stock	9,131	7.7500	03/07/2023
Purchase of Common Stock	86,376	7.6954	03/08/2023
Purchase of Common Stock	85,986	7.7936	03/09/2023
Purchase of Common Stock	50,000	7.4447	03/10/2023
Purchase of Common Stock	50,000	6.9117	03/13/2023
Purchase of Common Stock	350,000	7.0500	03/14/2023
Purchase of Common Stock	42,520	6.6206	03/14/2023
Purchase of Common Stock	2,713	7.5492	03/15/2023
Short Sale of October 20, 2023 Put Option ($7.00 Strike Price)*	(100,000)	1.0000	03/15/2023
Short Sale of April 21, 2023 Put Option ($8.00 Strike Price)*	(500,000)	0.6250	03/20/2023

* Represents Shares underlying exchange-listed American-style put options.